Exhibit 8.01(a)

VSB Bancorp, Inc.

VSB BANCORP, INC. ANNOUNCES CASH DIVIDEND

Contact Name:

Ralph M. Branca

President & CEO

(718) 979-1100

Staten Island, N. Y. — March 11, 2014. VSB Bancorp, Inc. (OTCQB: VSBN), the holding company for Victory State Bank, announced today that its Board of Directors has declared a quarterly cash dividend of $0.06 per share payable on April 1, 2014 to stockholders of record on March 21, 2014. Joseph J. LiBassi, Chairman of the Board of Directors, stated, "We are pleased to announce our twenty-sixth consecutive cash dividend. We continue to deploy excess cash into investments in accordance with our strategy. By delivering the best in personal service, we have been able to grow the Bank in 2013."

Raffaele M. Branca, President and Chief Executive Officer, reported, "Our dividend payout ratio is 38.6% on fourth quarter 2013 earnings. We have contained our costs and we have generated more non-interest income in 2013. We are still buying back our stock under our third stock buyback program."

VSB Bancorp, Inc. is the one-bank holding company for Victory State Bank. Victory State Bank, a Staten Island based commercial bank, commenced operations on November 17, 1997. The Bank's initial capitalization of $7.0 million was primarily raised in the Staten Island community. The Bancorp's total equity stood at $27.5 million by December 31, 2013. The Bank operates five full service locations in Staten Island, the main office at 4142 Hylan Boulevard in Great Kills and branches on Forest Avenue in West Brighton, Hyatt Street in St. George, Hylan Boulevard in Dongan Hills and Bay Street in Rosebank. We expect to proceed with our sixth branch location in Charleston/Tottenville section of Staten Island, including applying for regulatory approval, after we receive building department approval.

The payment of dividends is at the discretion of the Board of Directors and nothing contained herein should be interpreted as a commitment to pay future dividends.

Statements contained in this press release, which are not historical facts, are forward -looking statements, as defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to materially differ from those currently anticipated. Those risks and uncertainties include, among other things, possible future changes in (i) the local, regional or national economy, (ii) market interest rates, (iii) customer preferences, (iv) competition or (v) federal or state laws.